Exhibit 99.1

TEMBEC INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Rights Agent

SHAREHOLDER RIGHTS PLAN AGREEMENT

December 13, 2012

( i )

ADDENDUM

SCHEDULE 2.2(3)	FORM OF RIGHTS CERTIFICATE

( ii )

SHAREHOLDER RIGHTS PLAN AGREEMENT

Shareholder Rights Plan Agreement dated December 13, 2012 between Tembec Inc. (the "Corporation"), a corporation incorporated under the laws of Canada, and Computershare Trust Company of Canada, a company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent", which term includes any successor Rights Agent under this Agreement).

RECITALS:

The Board of Directors of the Corporation has determined that it is advisable and in the best interests of the Corporation to adopt and maintain a shareholder rights plan to:

(i)	ensure, to the extent possible, that the shareholders of the Corporation and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Voting Shares;

(ii)	provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; and

(iii)	encourage the fair treatment of shareholders in connection with any Take-over Bid;

In order to implement the adoption of the shareholder rights plan the Board of Directors has authorized the issuance of one Right:

(i)	effective at the Record Time in respect of each Common Share outstanding at the Record Time; and

(ii)	in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

Each Right entitles the holder of the Right, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions of this Agreement; and

The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

In consideration of the above and the respective covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Certain Definitions.

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations under it, and any comparable or successor laws or regulations.

(b)	"1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations under it, and any comparable or successor laws or regulations.

(c)

"Acquiring Person" means, any Person who is the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation; provided, however, that the term "Acquiring Person" does not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes an Acquiring Person as a result of one or any combination of: (A) Corporate Acquisitions, (B) Permitted Bid Acquisitions, (C) Corporate Distributions, (D) Exempt Acquisitions, or (E) Convertible Security Acquisitions; provided, however, that if a Person becomes an Acquiring Person by reason of one or more or any combination of the operation of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition, becomes the Beneficial Owner of an additional one percent (1%) or more of the outstanding Voting Shares of the Corporation other than pursuant to Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions, Exempt Acquisitions or Convertible Security Acquisitions, then as of the date of such acquisition, such Person will become an Acquiring Person;

(iii)

for a period of ten (10) days after the Disqualification Date, any Person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on Clause 1.1(g)(3) solely because such Person makes or proposes to make a Take-over Bid in respect of securities of the Corporation either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person is making or intends to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, will include, without limitation, a report asserting such facts filed pursuant to National Instrument 62-103—The Early Warning System and Related Take-Over Bid and Insider Reporting Issues or a Schedule 13D pursuant to Section 12 of the 1934 Act); and

(iv)

an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution of securities (including, for greater certainty, by way of private placement of such securities) to the public.

(d)

"Affiliate" when used to indicate a relationship with a specified Person, means a Person that directly or indirectly, controls, or is controlled by, or is under common control with, such specified Person.

(e)	"Agreement" means this agreement as amended, modified, extended, renewed, restated, replaced, supplemented or novated from time to time and includes all schedules to it.

(f)

"Associate" when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

(g)	A Person will be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i) any securities of which such Person or any Affiliate or Associate of such Person is the owner in law or equity;

(ii)

any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the conversion, exchange or exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding (whether or not in writing), in each case if such right is exercisable immediately or within a period of 60 days thereafter whether or not on condition or the happening of any contingency (other than (i) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities, (ii) pursuant to a pledge of securities in the ordinary course of business, or (iii) if a subscription agreement is conditional on the approval of holders of Voting Shares by a majority of votes cast or in writing by a majority of holders of Voting Shares, the 60 day period referred to above will not commence until after such shareholder approval has been obtained);

(iii)

any securities which are subject to a lock-up agreement or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other person acting jointly or in concert with such Person; and

(iv)

any securities that are Beneficially Owned within the meaning of Clause 1.1(g)(i), (ii) or (iii) by any other Person with whom such Person is acting jointly or in concert with respect to the Corporation or any of its securities;

provided, however, that a Person will not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security as a result of the existence of any one or more of the following circumstances:

(1)

such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person, unless such deposited or tendered security has been taken up or paid for, whichever first occurs;

(2)

by reason of the holder of such security having agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iv) of this definition pursuant to a Permitted Lock-Up Agreement, but only until such time as the deposited or tendered security has been taken up or paid for, whichever first occurs;

(3)

such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person, holds such security; provided that (i) the ordinary business of any such Person (the "Fund Manager") includes the management of mutual funds or investment funds for others (which others may include or be limited to one or more employee benefit plans or pension plans) and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required, and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "Client"), (ii) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an "Estate Account") or for such other accounts (each an "Other Account"), (iii) the Person (the "Statutory Body") is an independent Person established by statute for purposes that include, and the ordinary business or activity of such person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such, (iv) the ordinary business of any such Person includes acting as an agent of the Crown in the management of public assets (the "Crown Agent"), or (v) the Person is the administrator or the trustee of one or more pension funds or plans (each a "Pension Fund") registered under the laws of Canada or any province thereof or the United States or any state thereof (the "Independent Person"), or is a Pension Fund and holds such securities for the purposes of its activities as an Independent Person or as a Pension Fund;

provided, however, that in any of the foregoing cases the Fund Manager, the Trust Company, the Statutory Body, the Crown Agent, the Independent Person or the Pension Fund does not make or announce a current intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person (other than pursuant to a distribution by the Corporation, or by means of ordinary market transactions (including prearranged trades entered in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over the counter market);

(4)

such Person is a Client of or has an account with the same Fund Manager as another Person on whose account the Fund Manager holds such security, or such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or such Person is a Pension Fund with the same Independent Person as another Pension Fund;

(5)

such Person is a Client of or has an account with a Fund Manager and such security is owned at law or in equity by the Fund Manager, or such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or such Person is a Pension Fund and such security is owned at law or in equity by the Independent Person; or

(6)	such Person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depository.

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person will be and be deemed to be the product of one hundred (100) and a fraction of which the numerator is the number of Voting Shares Beneficially Owned by such Person and the denominator is the number of outstanding Voting Shares. Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares will be deemed to be issued and outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

(h)	"Board of Directors" means, at any time, the board of directors of the Corporation.

(i)	"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are closed for business in Montreal, Québec.

(j)	"CBCA" means the Canada Business Corporations Act and the regulations under it, and any comparable or successor laws or regulations.

(k)	"Client" has the meaning ascribed to it in Section 1.1(g)(3).

(l)

"close of business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Montreal (or, after the Separation Time, the office of the Rights Agent in the City of Montreal) becomes closed to the public.

(m)	"Common Shares", when used with reference to the Corporation, means the common shares in the capital of the Corporation.

(n)

"Competing Bid" means a Take-over Bid that: (i) is made while another Permitted Bid is in existence, and (ii) satisfies all the components of the definition of a Permitted Bid, except that the requirements set out in Clause (ii) of the definition of a Permitted Bid will be satisfied if the Take-over Bid contains, and the take up and payment for securities tendered or deposited under the Take- over Bid are subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Competing Bid prior to the close of business on the date that is no earlier than the date which is the later of thirty-five (35) days after the date the Competing Bid is made or sixty (60) days after the earliest date on which any other Permitted Bid or Competing Bid that is then in existence was made and only if at that date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the Competing Bid and not withdrawn; provided always that a Competing Bid will cease to be a Competing Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of securities made pursuant to such bid that has ceased to be a Competing Bid, including any acquisition of securities made before the bid ceased to be a Competing Bid, will cease to be a Permitted Bid Acquisition.

(o)	"controlled": a corporation is "controlled" by another Person if:

(i) In the case of a body corporate:

(A)

securities entitled to vote in the election of directors carrying more than fifty percent (50%) of the votes for the election of directors are held, other than by way of security only, directly or indirectly, by or for the benefit of the other Person; and

	(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(ii)

in the case of a Person that is not a body corporate, more than 50% of the voting or equity interests of such entity are held, other than by way of security only, directly or indirectly, by or for the benefit of the other Person or Persons;

and "controls", "controlling" and "under common control with" will be interpreted accordingly.

(p)	"Convertible Security" means at any time:

	(i)	any right (regardless of whether such right constitutes a security) to acquire Voting Shares from the Corporation; and

	(ii)	any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

in each case pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or exercisable after a specified period and whether or not on condition or the happening of any contingency).

(q)

"Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

(r)

"Corporate Acquisition" means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

(s)	"Corporate Distribution" means an acquisition as a result of:

(i)

a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class; or

(ii)

any other event pursuant to which all holders of Voting Shares are entitled to receive Voting Shares or Convertible Securities on a pro rata basis, including, without limiting the generality of the foregoing, pursuant to the receipt or exercise of rights issued by the Corporation and distributed to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares or Convertible Securities of the Corporation, provided that such rights are acquired directly from the Corporation and not from any other Person and provided further that the Person in question does not thereby acquire a greater percentage of Voting Shares, or Convertible Securities representing the right to acquire Voting Shares of such class, than the percentage of Voting Shares of the class Beneficially Owned immediately prior to such acquisition.

(t)	"Corporation " means Tembec Inc.

(u)	"Crown Agent" has the meaning ascribed to it in Section 1.1(g)(3).

(v)	"Disposition Date" has the meaning ascribed to it in Section 5.1(4).

(w)	"Disqualification Date" has the meaning ascribed to it in Section 1.1(c)(iii).

(x)	"Effective Date" has the meaning ascribed to it in Section 5.13.

(y)	"Election to Exercise" has the meaning ascribed to it in Section 2.2(4).

(z)	"equivalent common shares" has the meaning ascribed to it in Section 2.3(b).

(aa)	"Estate Account" has the meaning ascribed to it in Section 1.1(g)(3).

(bb)	"Exempt Acquisition" means an acquisition of Beneficial Ownership in Voting Shares by a Person at any time on or after the Effective Date:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.1;

(ii) which was made on or prior to the Record Time;

(iii) which was made pursuant to a dividend reinvestment plan of the Corporation or other similar share purchase plan made available by the Corporation to the holders of Voting Shares generally;

(iv)

pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus provided that the Person in question does not thereby acquire a greater percentage of Voting Shares or Convertible Securities representing the right to acquire Voting Shares than the percentage of Voting Shares such Person Beneficially Owned immediately prior to such acquisition; or

(v)

pursuant to or in connection with an issuance and sale by the Corporation of Voting Shares or Convertible Securities by way of a private placement by the Corporation, provided that (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (y) the purchaser does not become the Beneficial Owner of a number of Voting Shares that is more than 25% of the Voting Shares issued and outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to such purchaser on the private placement will be deemed to be held by such purchaser but will not be included in the aggregate number of outstanding Voting Shares immediately prior to the private placement).

(cc)

"Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment of the Exercise Price in accordance with the terms of this Agreement, the Exercise Price will be $100.00.

(dd)

"Expiration Time" means the earlier of: (i) the Termination Time, and (ii) the close of business on the date immediately following the date of the Corporation's annual meeting of shareholders to be held in 2016 (or, if any litigation or other administrative proceeding is ongoing at that time with respect to this Agreement or the Rights, then 30 days following the latest of: (a) the termination of all litigation or other administrative proceeding with respect to this Agreement or the Rights; (b) the date of a final order or judgment of a court of competent jurisdiction or administrative body which has not been appealed or stayed with respect to any litigation or other administrative proceeding concerning this Agreement or the Rights; and (c) the expiry of all appeal periods from any order or judgment of a court of competent jurisdiction or administrative body with respect to any litigation or other administrative proceeding concerning this Agreement or the Rights.

(ee)	"Flip-in Event" means a transaction in or pursuant to which any Person becomes an Acquiring Person.

(ff)	"Fund Manager" has the meaning ascribed to it in Section 1.1(g)(3).

(gg)	"Independent Person" has the meaning ascribed to it in Section 1.1(g)(3).

(hh)

"Independent Shareholders" means holders of Voting Shares, but does not include (i) any Acquiring Person or any Offeror (other than any Person who pursuant to Clause 1.1(g)(3) is deemed not to Beneficially Own the Voting Shares), or any Affiliate or Associate of such Acquiring Person or such Offeror, or any Person acting jointly or in concert with such Acquiring Person or such Offeror, or (ii) any Person holding Voting Shares under any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation (unless the beneficiaries of any such plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be deposited or tendered to a Take-over Bid, in which case such plan or trust will be considered an Independent Shareholder);

(ii)	"Lock-Up Bid" has the meaning ascribed to it in Section 1.1(uu).

(jj)	"Locked-Up Person" has the meaning ascribed to it in Section 1.1(uu).

(kk)

"Market Price" per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the twenty (20) consecutive Trading Days ending on the third Trading Day immediately preceding such date; provided that, for as long as the share capital of the Corporation is comprised solely of Voting Shares, the daily closing price per Voting Share on any Trading Day will equal the simple average of the daily closing price per share of the Voting Shares on such Trading Day; and provided, further, that if an event of a type analogous to any of the events described in Section 2.3 causes the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used will be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.

The closing price per share of any securities on any date will be (i) the closing board lot sale price on the Toronto Stock Exchange or, if such price is not available, the average of the closing bid and ask prices, for each share as reported by the Toronto Stock Exchange, (ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on the Toronto Stock Exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and ask prices, for each share as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the securities exchange on which the securities are primarily traded, or (iii) if not so listed, the last quoted price, or if not so quoted, the average of the high bid and low ask prices for each share of such securities in the over-the-counter market, or (iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and ask prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; provided, however, that if on any such date the securities are not traded in the over-the- counter market, the closing price per share of such securities on such date will mean the fair value per share of such securities on such date as determined in good faith by a nationally or internationally recognized investment dealer or investment banker.

(ll)	"Nominee" has the meaning ascribed to it in Section 2.2(3).

(mm)	"Notice" has the meaning ascribed to it in Section 5.8.

(nn)	"Offer to Acquire" includes:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell; and

(ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(oo)	"Offeror" means a Person who has publicly announced and not withdrawn a current intention to make, or who makes and has outstanding, a Take-over Bid.

(pp)

"Offeror's Securities" means Voting Shares Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror or any Person acting jointly or in concert with the Offeror, or with any Affiliate or Associate of the Offeror, or any Affiliate or Associate of such Persons so acting jointly or in concert.

(qq)	"Other Account " has the meaning ascribed to it in Section 1.1(g)(3).

(rr)	"Pension Fund" has the meaning ascribed to it in Section 1.1(g)(3).

(ss)	"Permitted Bid" means a Take-over Bid that is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i)

the Take-over Bid is for all Voting Shares and must be made to all registered holders of Voting Shares (other than the Voting Shares held by the Offeror) on the same terms and for the same consideration;

(ii)

the Take-over Bid must contain, and the take up and payment for securities tendered or deposited under the Take-over Bid must be subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than sixty (60) days following the date of the Take-over Bid and that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid unless, at such date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn;

(iii)

the Take-over Bid must contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause (ii) of this Section 1.1(ss) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(iv)

the Take-over Bid must contain an irrevocable and unqualified provision that should the condition referred to in Clause (ii) of this Section 1.1(ss) be met: (A) the Offeror will make a public announcement of that fact on the date the Take-over Bid would otherwise expire; and (B) the Take-over Bid will be extended for a period of not less than ten (10) Business Days from the date it would otherwise expire.

(tt)	"Permitted Bid Acquisitions" means share acquisitions made pursuant to a Permitted Bid or a Competing Bid.

(uu)

"Permitted Lock-Up Agreement" means an agreement between a Person and one or more holders (each a "Locked-up Person") of Voting Shares or Convertible Securities (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid is publicly announced or, if the agreement was entered into after the date of the Lock-up Bid, as soon as possible after it is entered into and in any event not later than the date following the date of such agreement), pursuant to which such Locked-up Persons agree to deposit or tender Voting Shares or Convertible Securities to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iv) of the definition of Beneficial Owner and where the agreement:

(i)

(A) permits the Locked-up Person to withdraw Voting Shares or Convertible Securities in order to tender or deposit Voting Shares or Convertible Securities to another Take-over Bid (or terminate the agreement in order to support another transaction) that represents an offering price for each Voting Share or Convertible Security that exceeds, or provides a value for each Voting Share or Convertible Security that is greater than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; or

(B) permits the Locked-up Person to withdraw Voting Shares or Convertible Securities in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid (or terminate the agreement in order to support another transaction) that represents an offering price for each Voting Share or Convertible Security that exceeds, or provides a value for each Voting Share or Convertible Security that is greater than, the offering price or value represented by or proposed to be represented by, the Lock-up Bid by as much or more than a specified amount (the "Specified Amount") and the Specified Amount is not greater than 7% of the offering price or value that is represented by the Lock-up Bid;

(ii)

permits the Locked-up Person to withdraw Voting Shares or Convertible Securities in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid (or terminate the agreement in order to support another transaction) if the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares offered to be purchased under the Lock-Up Bid by as much or more than a specified number of Voting Shares (the "Specified Number of Shares") and the Specified Number of Shares is not greater than 7 % of the number of Voting Shares offered to be purchased under the Lock-Up Bid, at an offering price for each Voting Share or Convertible Security that is not less, or provides a value for each Voting Share or Convertible Security that is not less than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; and

(iii)

provides for no "break-up" fees, "top-up" fees, penalties, payments, expenses or other amounts that exceed in the aggregate the greater of: (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person, and (B) 50% of the amount by which the price or value payable under another Take-over Bid or another transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, to be payable, directly or indirectly, by such Locked-up Person pursuant to the agreement if any Locked-up Person fails to tender Voting Shares or Convertible Securities pursuant to such agreement or withdraws Voting Shares or Convertible Securities previously tendered pursuant to such agreement in order to tender such Voting Shares or Convertible Securities to another Take-over Bid or support another transaction;

and, for greater certainty, the agreement may contain a right of first refusal or require a period of delay to give the Offeror an opportunity to at least match a higher consideration in another Take-over Bid or transaction or contain any other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities from the agreement, so long as any such limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares or Convertible Securities in sufficient time to tender to the other Take-over Bid or to support the other transaction.

(vv)

"Person" means any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, joint stock company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning.

(ww)	"Record Time" means the close of business (Montreal time) on January 31, 2013.

(xx)	"Redemption Price" has the meaning ascribed to it in Section 5.1(1).

(yy)

"regular periodic cash dividends" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) two hundred percent (200%) of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year; and

(ii) one hundred percent (100%) of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(zz)	"Right" means a right to purchase Common Shares issued upon the terms and conditions described in this Agreement, including Section 2.2(1).

(aaa)	"Rights Agent" means Computershare Trust Company of Canada.

(bbb)	"Rights Agreement" has the meaning ascribed to it in Section 2.1(1).

(ccc)	"Rights Certificate" has the meaning ascribed to it in Section 2.2(3).

(ddd)	"Rights Register" has the meaning ascribed to it in Section 2.6(1).

(eee)	"Securities Act" means the Securities Act (Québec), as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto.

(fff)	"Separation Time" means the close of business on the tenth (10th) Trading Day after the earlier of:

(i) the Share Acquisition Date;

(ii)

the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Bid); and

(iii) the date on which a Permitted Bid or Competing Bid ceases to qualify as such;

or, in each case, such later date as may be determined by the Board of Directors provided that, if any Take-over Bid referred to in Clause (ii) of this Section 1.1(fff) or any Permitted Bid or Competing Bid referred to in Clause (iii) of this Section 1.1(fff) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Bid, as the case may be, will be deemed, for the purposes of this Section 1.1(fff), never to have been made and provided further that if the Board of Directors determines pursuant to Sections 5.1(2), (3), (4), Section 5.1(5) or (6) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event will be deemed never to have occurred.

(ggg)

"Share Acquisition Date" means the first date of public announcement (which, for purposes of this definition, includes, without limitation, a report filed pursuant to National Instrument 62-103—The Early Warning System and Related Take-Over Bid and Insider Reporting Issues or Schedule 13D filed pursuant to the 1934 Act) by the Corporation or an Offeror or Acquiring Person of facts indicating that a Person has become an Acquiring Person.

(hhh)

"Share Registration" means registered ownership of Common Shares as indicated in the register of registered holders of Common Shares maintained by the transfer agent of the Corporation, whether or not such registered ownership is evidenced by a share certificate.

(iii)	"Specified Amount" has the meaning ascribed to it in Section 1.1(uu).

(jjj)	"Statutory Body" has the meaning ascribed to it in Section 1.1(g)(3).

(kkk)	"Subsidiary": a Person will be deemed to be a Subsidiary of another Person if:

	(i)	it is controlled by:

		(A)	that other;

		(B)	that other and one or more Persons each of which is controlled by that other; or

		(C)	two or more corporations each of which is controlled by that other; or

	(ii)	it is a Subsidiary of a corporation that is that other's Subsidiary.

(lll)

"Take-over Bid" means an Offer to Acquire outstanding Voting Shares or securities convertible into or exchangeable for or carrying a right to purchase Voting Shares where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into which the securities subject to the Offer to Acquire are convertible, exchangeable or exercisable, and the Offeror's Securities, constitute in the aggregate twenty percent (20%) or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(mmm)	"Termination Time" means the time at which the right to exercise Rights terminates pursuant to Section 5.1(8).

(nnn)

"Trading Day", when used with respect to any securities, means a day on which the Toronto Stock Exchange is open for the transaction of business or, if the securities are not listed or admitted to trading on the Toronto Stock Exchange, then a Business Day.

(ooo)	"Trust Company" has the meaning ascribed to it in Section 1.1(g)(3).

(ppp)	"Voting Shares", when used with respect to the Corporation, means the Common Shares.

Section 1.2	Currency.

All references in this Agreement to dollars or to “$” are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.3	Headings.

The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.4	Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.5	Acting Jointly or in Concert.

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first Person or any Associate or Affiliate of the first Person to acquire or make an Offer to Acquire Voting Shares (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities or to a pledge of securities in the ordinary course of business).

Section 1.6	Statutory References.

Unless the context otherwise requires or except as expressly provided in this Agreement, any reference in this Agreement to a specific part, section, clause or rule of any statute or regulation refers to the same as it may be amended, re-enacted or replaced or, if repealed without replacement, to the same as it is in effect on the date of this Agreement.

Section 1.7	Certain Phrases, etc.

Unless otherwise specified, the words “Article”, “Section” and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of this Agreement.

ARTICLE 2
THE RIGHTS

Section 2.1	Legend on Common Share Certificates.

(1)

Share Registrations representing Common Shares issued after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time will evidence one Right for each Common Share represented by such Share Registration and, commencing as soon as reasonably practicable after the effective date of this Agreement, if such Share Registrations are evidenced by a share certificate, such certificate will have impressed on, printed on, written on or otherwise affixed to it, a legend in substantially the following form:

Until the Separation Time (defined in the Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated December 13, 2012, as amended and restated from time to time (the "Rights Agreement") between Tembec Inc. (the "Corporation") and Computershare Trust Company of Canada, a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Rights Agreement, such rights may be redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

(2)

Until the earlier of the Separation Time and the Expiration Time, Share Registrations with respect to Common Shares that are issued and outstanding at the Record Time will evidence one Right for each Common Share represented by such Share Registrations notwithstanding the absence of the foregoing legend on the share certificates, if any, evidencing such Share Registrations. Following the Separation Time, Rights will be evidenced by Rights Certificates issued pursuant to Section 2.2.

Section 2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights.

(1)

Right to entitle holder to purchase one Common Share prior to adjustment. Subject to adjustment as set forth in this Agreement and subject to Section 3.1(1), each Right will entitle the holder of the Right, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share (which price and number of Common Shares are subject to adjustment as set forth below and are subject to Section 3.1(1)). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(2)

Rights not exercisable until Separation Time. Until the Separation Time, (i) the Rights will not be exercisable and no Right may be exercised, and (ii) for administrative purposes each Right will be evidenced by the Share Registrations for the associated Common Shares registered in the names of the holders of such Common Shares (and if such Share Registrations are evidenced by a share certificate, such share certificate will also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Shares.

(3)

Delivery of Rights Certificate and disclosure statement. From and after the Separation Time and prior to the Expiration Time, (i) the Rights will be exercisable, and (ii) the registration and transfer of the Rights will be separate from, and independent of, the Common Shares. Promptly following the Separation Time, the Corporation shall prepare and the Rights Agent shall mail to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a certificate (a "Rights Certificate") in substantially the form of Schedule 2.2(3) appropriately completed, representing the number of Rights held by such holder at the Separation Time, and having such marks of identification or designation and such legends, summaries or endorsements printed on it as the Corporation may deem appropriate and as are consistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement describing the Rights, provided that the Rights Agent shall send a Nominee the materials provided for in (A) and (B) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

(4)

Exercise of Rights. Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at the office of the Rights Agent in the City of Montreal or any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation) the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed, accompanied by payment by certified cheque, banker's draft, wire transfer or money order payable to the order of the Rights Agent (on behalf of the Corporation), of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised, all of the above to be received before the Expiration Time by the Rights Agent (at the office of the Rights Agent in the City of Montreal or any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation).

(5)

Duties of Rights Agent upon receipt of Election to Exercise. Upon receipt of a Rights Certificate, which is accompanied by (i) a completed and duly executed Election to Exercise, and (ii) payment as set forth in Section 2.2(4) above, the Rights Agent (unless otherwise instructed by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) shall promptly:

(A)

requisition from the transfer agent for the Common Share certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

	(B)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(C)

after receipt of such certificates representing the number of Common Shares to be purchased, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder;

	(D)	when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

	(E)	tender to the Corporation all payments received on exercise of the Rights.

(6)

Partial Exercise of Rights. If the holder of any Rights exercises less than all of the Rights evidenced by such holder's Rights Certificate, the Rights Agent shall issue a new Rights Certificate evidencing the Rights remaining unexercised to such holder or to such holder's duly authorized assigns.

(7)	Duties of the Corporation. The Corporation:

(a)

shall take all such action as may be necessary and within its power to ensure that all Common Shares or other securities delivered upon the due exercise of Rights are, at the time of delivery of the certificates for such shares (for greater certainty, subject to payment of the Exercise Price), duly and validly authorized, executed, issued and delivered, and fully paid and non-assessable;

(b)

shall take all such action as may be necessary and within its power to ensure compliance with the provisions of Section 3.1 including, without limitation but subject to Section 5.17, all such action to comply with any applicable requirements of the CBCA, the Securities Act and any applicable comparable securities legislation of each of the provinces or territories of Canada and the rules and regulations thereunder, the 1933 Act and the 1934 Act, or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares or other securities upon exercise of Rights;

(c)

shall use reasonable efforts to cause, from and after such time as the Rights become exercisable, all Common Shares issued upon exercise of Rights to be listed upon issuance on each stock exchange on which the Common Shares were traded prior to the Separation Time;

(d)

shall cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(e)

shall pay when due and payable any and all Canadian federal and provincial transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares or other securities in a name other than that of the registered holder of the Rights being transferred or exercised; and

(f)

shall, after the Separation Time, except as permitted by Section 5.1 or 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Section 2.3	Adjustments to Exercise Price; Number of Rights.

The Exercise Price, the number and kind of Common Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3:

(a)	Adjustment to Exercise Price upon changes to share capital. If the Corporation at any time after the Record Time:

(i)

declares or pays a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) other than the issue of Common Shares or such exchangeable or convertible securities to holders of Common Shares in lieu of but not in an amount which exceeds the value of regular periodic cash dividends;

	(ii)	subdivides or changes the then outstanding Common Shares into a greater number of Common Shares;

	(iii)	combines or changes the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of Common Shares, or other securities, as the case may be, issuable on such date, will be proportionately adjusted so that the holder of any Right exercised after such time will be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the Common Share transfer books of the Corporation were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 will be in addition to and, will be made prior to, any adjustment required pursuant to Section 3.1.

(b)

Adjustment to Exercise Price upon issue of rights, options and warrants. If the Corporation at any time after the Record Time fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price or exchange price or exercise price per share, if a security convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares) less than ninety percent (90%) of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date will be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which will be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights so to be offered) would purchase at such Market Price per Common Share, and the denominator of which will be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities are initially convertible, exchangeable or exercisable). If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration will be as determined in good faith by the Board of Directors, whose determination will be described in a certificate filed with the Rights Agent and will be binding on the Rights Agent and the holders of the Rights. Such adjustment will be made successively whenever such a record date is fixed and, if such rights or warrants are not so issued, the Exercise Price will be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (or equivalent common shares) (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) will not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares (or equivalent common shares) is at a price per share of not less than ninety percent (90%) of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

Adjustment to Exercise Price upon Corporate Distributions. If the Corporation at any time after the Record Time fixes a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a regular periodic cash dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights, options or warrants (excluding those referred to in Section 2.3(b) above), the Exercise Price to be in effect after such record date will be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which will be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination will be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to a Common Share and the denominator of which will be such Market Price per Common Share. Such adjustments will be made successively whenever such a record date is fixed, and if such distribution is not so made, the Exercise Price will be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

De minimis threshold for adjustment to Exercise Price. Notwithstanding anything in this Agreement to the contrary, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made will be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 will be made to the nearest cent or to the nearest one-hundredth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by this Section 2.3 will be made no later than the earlier of (i) three (3) years from the date of the transaction which mandates such adjustment or (ii) the Expiration Time.

(e)

Corporation may provide for alternate means of adjustment. Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4(2) or (3) of this Agreement, as applicable, if the Corporation at any time after the Record Time issues any shares (other than Common Shares), or rights or warrants to subscribe for or purchase any shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Section 2.3(a)(i) or (iv) or Section 2.3(b) or (c) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation will be entitled to determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Sections 2.3(a), (b) and (c) above, will be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f)

Adjustment to Rights exercisable into shares other than Common Shares. If as a result of an adjustment made pursuant to Section 3.1 of this Agreement, the holder of any Right exercised after such adjustment becomes entitled to receive any shares other than Common Shares, then after such adjustment the number of such other shares so receivable upon exercise of any Right and the Exercise Price of the Right will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in Sections 2.3(a), (b), (c), (d), (e), (g), (h), (i), (j), (k) and (l), above and below, as the case may be, and the provisions of this Agreement with respect to the Common Shares will apply on like terms to any such other shares.

(g)

Rights to evidence right to purchase Common Shares at adjusted Exercise Price. Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price under this Agreement will evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time under this Agreement upon exercise of such Right, all subject to further adjustment as provided in this Agreement.

(h)

Adjustment to number of Common Shares purchasable upon adjustment to Exercise Price. Unless the Corporation exercises its election as provided in Section 2.3(i) below, upon each adjustment of the Exercise Price as a result of the calculations made in Section 2.3(b) or (c) above, each Right outstanding immediately prior to the making of such adjustment will, after such adjustment, evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by (A) multiplying (x) the number of shares purchasable upon exercise of a Right immediately prior to this adjustment by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price, and (B) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i)

Election to adjust number of Rights upon adjustment to Exercise Price. The Corporation is entitled to elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights will be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights will become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day after such date but, if Rights Certificates have been issued, must be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3(i), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders are entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender of such Rights Certificates, new Rights Certificates evidencing all the Rights to which such holders are entitled after such adjustment. Rights Certificates so to be distributed will be issued, executed and countersigned in the manner provided for in this Agreement and may bear, at the option of the Corporation, the adjusted Exercise Price and will be registered in the names of the holders of record of Rights Certificates on the record date for the adjustment specified in the public announcement.

(j)

Rights Certificates may contain Exercise Price before adjustment. Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates issued before or after such adjustment or change may continue to express the Exercise Price per share and the number of shares which were expressed in the initial Rights Certificates issued under this Agreement.

(k)

Corporation may in certain cases defer issues of securities. In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(l)	Corporation has discretion to reduce Exercise Price for tax reasons.

Notwithstanding anything in Section 2.3 to the contrary, the Corporation is entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment, the Board of Directors determines to be advisable in order that any (A) consolidation or subdivision of the Common Shares, (B) issuance of any Common Shares at less than the Market Price, (C) issuance of securities convertible into or exchangeable for Common Shares, (D) stock dividends or (E) issuance of rights, options or warrants, referred to in this Section 2.3 made by the Corporation to holders of its Common Shares, is not taxable to such shareholders.

Section 2.4	Date on Which Exercise is Effective.

Each person in whose name any certificate for Common Shares is issued upon the exercise of Rights, will for all purposes be deemed to have become the holder of record of the Common Shares represented by such certificate on, and such certificate will be dated, the date on which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder under this Agreement) was made; provided, however, that if the date of such surrender and payment is a date on which the Common Share transfer books of the Corporation are closed, such person will be deemed to have become the record holder of such shares on, and such certificate will be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

Section 2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(1)

Any two officers of the Corporation shall execute the Rights Certificates on behalf of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation will bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(2)

Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in Section 2.2(3). The Rights Agent shall manually or by facsimile signature countersign and send such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Section 2.2(3). No Rights Certificate is valid for any purpose until countersigned by the Rights Agent as described above.

(3)	Each Rights Certificate will be dated the date of countersignature of such certificate.

Section 2.6	Registration, Registration of Transfer and Exchange.

(1)

The Corporation shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Corporation hereby appoints the Rights Agent "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as provided in this Agreement. If the Rights Agent ceases to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate and subject to the provisions of Section 2.6(3) below and the other provisions of this Agreement, the Corporation shall execute and the Rights Agent shall countersign, register and deliver, in the name of the holder or the designated transferee or transferees as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(2)

All Rights issued upon any registration of transfer or exchange of Rights Certificates will be the valid obligations of the Corporation, and such Rights will be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(3)

Every Rights Certificate surrendered for registration of transfer or exchange must be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder of the Rights Certificate or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection with such issuance.

Section 2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(1)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange for such mutilated Rights Certificate a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(2)

If the Corporation and the Rights Agent receive, prior to the Expiration Time, (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate, and (ii) such indemnity or other security as may be required by them to save each of them and any of their agents harmless then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(3)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection with such issuance.

(4)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate will evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate is at any time enforceable by anyone, and the holder of such new Rights Certificate will be entitled to all the benefits of this Agreement equally and proportionately with any and all other holders of Rights duly issued by the Corporation.

Section 2.8	Persons Deemed Owners.

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate, or if no certificate evidences the Share Registration, satisfactory evidence of the associated Share Registration) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent are entitled to deem and treat the person in whose name a Rights Certificate is registered (or, prior to the Separation Time, the associated Common Share certificate, or if no certificate evidences the Share Registration, the person in whose name the Share Registration is made) as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

Section 2.9	Delivery and Cancellation of Rights Certificates.

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange must, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, the Rights Agent shall promptly cancel such Rights Certificates. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered under this Agreement which the Corporation may have acquired in any manner whatsoever, and the Rights Agent shall promptly cancel all Rights Certificates so delivered. No Rights Certificate will be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

Section 2.10	Agreement of Rights Holders.

Every holder of Rights, by accepting the Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)

to be bound by and subject to the provisions of this Agreement, as amended, amended and restated, or supplemented from time to time in accordance with the terms of this Agreement, in respect of all Rights held;

(b)

that prior to the Separation Time each Right will be transferable only together with, and will be transferred by a transfer of, the Share Registration (including the related Common Share certificate, if any) representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided in this Agreement;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate, or if no certificate evidences the Share Registration, satisfactory evidence of the associated Share Registration) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent is entitled to deem and treat the person in whose name the Rights Certificate is registered (or prior to the Separation Time, the associated Common Share certificate, or if no certificate evidences the Share Registration, the person in whose name the Share Registration is made) as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or any associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent will be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of Rights;

(f)

that, in accordance with Section 5.4, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented, amended or amended and restated from time to time pursuant to and as provided in this Agreement; and

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent will have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

Section 2.11	Rights Certificate Holder not Deemed a Shareholder.

No holder, as such, of any Rights or Rights Certificate is entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented by the Rights Certificate, nor shall anything contained in this Agreement or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to shareholders of the Corporation at any shareholder meeting, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided in this Agreement, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates are duly exercised in accordance with this Agreement.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

Section 3.1	Flip-in Event.

(1)

Subject to Section 3.1(2) below, and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, the Corporation shall take such action as may be necessary to ensure and provide within ten (10) Trading Days of the Share Acquisition Date, or such longer period as may be required to satisfy all applicable requirements of the Securities Act, and the securities legislation of each other province or territory of Canada that, except as provided below, each Right will thereafter constitute the right to purchase from the Corporation upon exercise of such Right in accordance with the terms of this Agreement that number of Common Shares of the Corporation, having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if after such date of occurrence an event of a type analogous to any of the events described in Section 2.3 occurs with respect to such Common Shares).

(2)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by (i) an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert, or (ii) a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person) or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or of any Affiliate or Associate of such Person so acting jointly or in concert) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, will become null and void without any further action, and any holder of such Rights (including transferees or successors in title) will not have any rights whatsoever to exercise such Rights under any provision of this Agreement and will not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1(2) will be deemed to be an Acquiring Person for the purposes of this Section 3.1(2)and such Rights will become null and void.

(3)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraphs (i) or (ii) of Section 3.1(2) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, must contain the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby will become void in the circumstances specified in Section 3.1 of the Shareholder Rights Plan Agreement."

provided that the Rights Agent is not required to ascertain the existence of facts that would require the imposition of such legend but is required to impose such legend only if instructed to do so, in writing, by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in Section 3.1(3) will have no effect on the provisions of Section 3.1.

(4)

From and after the Separation Time, the Corporation shall do all such acts and things as are necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the CBCA, the Securities Act, the securities laws or comparable legislation of each of the provinces and territories of Canada, the 1933 Act and the 1934 Act, and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

ARTICLE 4
THE RIGHTS AGENT

Section 4.1	General.

(1)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it under this Agreement or otherwise agreed to with the Corporation in writing and, from time to time, on demand of the Rights Agent, its reasonable expenses (including counsel fees and disbursements of legal counsel, to the extent they are reasonable) incurred in the administration and execution of this Agreement and the exercise and performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such persons harmless against, any loss, liability, cost, claim, action, suit, damage, or expense incurred (that is not the result of negligence, bad faith or wilful misconduct on the part of any one or all of the Rights Agent, its officers, directors or employees) for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(2)

The Rights Agent will be protected from and will incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Share Registration confirmed in writing by the transfer agent of the Corporation, any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document reasonably believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(3)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

Section 4.2	Merger or Amalgamation or Change of Name of Rights Agent.

(1)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties to this Agreement, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. If at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(2)

If at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if at that time any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

Section 4.3	Duties of Rights Agent.

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to all of which the Corporation and the holders of Rights Certificates, by their acceptance of such terms and conditions, will be bound:

(a)

The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation and, in any event, must be a reputable legal firm) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion. Subject to the prior written consent of the Corporation, which consent will not be unreasonably withheld, the Rights Agent may also consult with such other experts as the Rights Agent considers necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the reasonable expense of the Corporation) and the Rights Agent is entitled to act and rely in good faith on the advice of any such expert to the extent that such expert is not an employee, officer or director of the Rights Agent.

(b)

Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action under this Agreement, such fact or matter (unless other evidence in respect of such matter is specifically prescribed in this Agreement) may be deemed to be conclusively proven and established by a certificate signed by a person the Rights Agent reasonably believes to be an officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent is liable under this Agreement only for events which are the result of its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d)

The Rights Agent, in its capacity as Rights Agent under this Agreement, is not under any responsibility in respect of the validity of this Agreement or the execution and delivery of this Agreement (except the due authorization, execution and delivery of this Agreement by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature of such certificate); nor is it responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor is it responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(2)) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it by any act under this Agreement deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered or fully paid and non- assessable.

(e)

Each of the Corporation and the Rights Agent shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments and assurances as may reasonably be required to carry out or perform this Agreement.

(f)

The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties under this Agreement from any person the Rights Agent reasonably believes to be an officer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it is not liable for any action taken or suffered by it in good faith in accordance with instructions of any such person. Instructions to the Rights Agent must, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing (including by e-mail) and, where not in writing, such instructions must be confirmed in writing (including by e-mail) as soon as reasonably possible after the giving of such instructions.

(g)

The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing in this Agreement precludes the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(h)

The Rights Agent may execute and exercise any of the rights or powers vested in it by this Agreement or perform any duty under this Agreement either itself or, with the prior written consent of the Corporation, by or through its attorneys or agents. The Rights Agent is not answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided the Rights Agent obtained the prior written consent of the Corporation and exercised reasonable care in the selection and continued employment of such attorneys or agents.

Section 4.4	Change of Rights Agent.

(1)

The Rights Agent may resign and be discharged from its duties under this Agreement upon at least sixty (60) days' Notice in writing mailed to the Corporation and to each transfer agent of Voting Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.8 (all of which will be at the expense of the Corporation). The Corporation may remove the Rights Agent upon thirty (30) days' Notice in writing, mailed to the Rights Agent and to each transfer agent of the Voting Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.8.

(2)

If the Rights Agent resigns or is removed or otherwise becomes incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of sixty (60) days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such Notice, submit such holder's Rights Certificate for inspection by the Corporation), then the Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province of Canada authorized to carry on the business of a trust company in Canada. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed. The predecessor Rights Agent, upon receiving from the Corporation payment in full of all amounts outstanding under this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it under this Agreement, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation shall file Notice of such appointment in writing with the predecessor Rights Agent and each transfer agent of the Voting Shares, and mail a Notice of such appointment in writing to the holders of the Rights. The Corporation alone shall bear the cost of giving any Notice required under this Section 4.4. Failure to give any Notice provided for in this Section 4.4 however, or any defect in such Notice, will not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 4.5	Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent shall use commercially reasonable efforts to ensure that its services under this Agreement comply with Privacy Laws.

Section 4.6	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 5
MISCELLANEOUS

Section 5.1	Redemption and Waiver.

(1)

Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4(2) or Section 5.4(3), as applicable, the Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type described in Section 2.3 occurs (such redemption price being referred to in this Agreement as the "Redemption Price").

(2)

Subject to the prior consent of the holders of Voting Shares obtained as set forth in Section 5.4(2), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares and otherwise than in the circumstances set forth in Section 5.1(4), waive the application of Section 3.1 to such Flip- in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least ten (10) Business Days subsequent to the meeting of shareholders called to approve such waiver.

(3)

The Board of Directors acting in good faith, may, prior to the occurrence of a Flip-in Event, and upon prior written Notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares; provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Section 5.1(3), the Board of Directors will be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted pursuant to this Section 5.1(3).

(4)

The Board of Directors may, upon prior written Notice delivered to the Rights Agent, waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Share Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, if the Board of Directors grants such a waiver, such Share Acquisition Date will be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(4) must be on the condition that such Person, within thirty (30) days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date will be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 will apply to such Share Acquisition Date.

(5)	The Board of Directors acting in good faith, may, waive the application of Section 3.1 for any Flip-in Event by written Notice delivered to the Rights Agent.

(6)

The Board of Directors may, prior to the close of business on the tenth (10th) Trading Day following a Share Acquisition Date or such later Trading Day as they may from time to time determine, upon prior written Notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation or other undertaking, in a form acceptable to the Board of Directors, to do so within fifteen (15) days of the date on which such contractual arrangement or other undertaking is entered into or such earlier or later date as the Board of Directors may determine) such that at the time the waiver becomes effective pursuant to this Section 5.1(6) such Person is no longer an Acquiring Person. If such a waiver becomes effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event will be deemed not to have occurred.

(7)

Where a Person acquires pursuant to a Permitted Bid, a Competing Bid or an Exempt Acquisition under Section 5.1(3) above, outstanding Voting Shares, then the Corporation shall immediately upon the consummation of such acquisition redeem the Rights at the Redemption Price.

(8)

If the Corporation is obligated under Section 5.1(7) above to redeem the Rights, or if the Board of Directors elects under Section 5.1(1) above or Section 5.1(10) below to redeem the Rights, the right to exercise the Rights will, upon such redemption, without further action and without Notice, terminate and each Right will after redemption be null and void and the only right after redemption of the holders of Rights will be to receive the Redemption Price.

(9)

Within ten (10) days after the Corporation is obligated under Section 5.1(7) above to redeem the Rights, or the Board of Directors elects under Section 5.1(1) above or Section 5.1(10) below to redeem the Rights, the Corporation shall give Notice of redemption to the holders of the then outstanding Rights by mailing such Notice to all such holders at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any Notice which is mailed in the manner provided in this Agreement will be deemed given, whether or not the holder receives the Notice. Each such Notice of redemption must state the method by which the payment of the Redemption Price will be made. The Corporation shall not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 and other than in connection with the purchase of Common Shares prior to the Separation Time.

(10)

Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(11)

Notwithstanding the Rights being redeemed pursuant to Section 5.1(10) above, all the provisions of this Agreement will continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time will be deemed not to have occurred and the Rights will remain attached to outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

Section 5.2	Expiration.

No person will have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(1) .

Section 5.3	Issuance of New Rights Certificates.

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

Section 5.4	Supplements and Amendments.

(1)

The Corporation may, prior to any shareholders’ meeting called to approve this Agreement, supplement, amend or amend and restate this Agreement without the approval of any holder of Rights or Voting Shares. Thereafter, the Corporation may from time to time supplement, amend or amend and restate this Agreement without the approval of any holders of Rights or Voting Shares to correct any clerical or typographical error or to maintain the validity of the Agreement as a result of a change in, or in the interpretation of, any applicable legislation, regulations or rules, including the rules of any applicable stock exchange.

Notwithstanding anything in this Section 5.4 to the contrary, the Corporation shall not supplement, amend, or amend and restate any provision of Article 4 except with the written concurrence of the Rights Agent to such supplement, amendment, or amendment and restatement.

(2)

Subject to Section 5.4(1) above, the Corporation may, with the prior consent of the holders of the Voting Shares obtained as set forth below, at any time prior to the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent will be deemed to have been given if provided by the holders of Voting Shares at a meeting of the holders of Voting Shares. The Corporation shall call and hold such meeting in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent will be deemed to have been given if the proposed amendment, variation or revision is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares, voting together as a single class (other than any holder of Voting Shares who is an Offeror pursuant to a Take-over Bid that is not a Permitted Bid or Competing Bid with respect to all Voting Shares Beneficially Owned by such Person), represented in person or by proxy at the meeting.

(3)

The Corporation may, with the prior consent of the holders of Rights, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

(4)

Any consent or approval of the holders of Rights will be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect of such action. For the purposes of this Agreement, each outstanding Right (other than Rights which are void pursuant to the provisions of this Agreement) will be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting will be those, as nearly as may be, which are provided in the Corporation's by-laws and the CBCA with respect to a  meeting of shareholders of the Corporation.

(5)

The Corporation shall provide the Rights Agent with Notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within five (5) days of effecting such amendment, variation or deletion.

(6)

If the Corporation makes any supplements, amendments, or amendments and restatements to this Agreement pursuant to Section 5.4(1) above which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules, the Corporation shall:

(a)

if made before the Separation Time, submit such supplement, amendment, or amendment and restatement to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Section 5.4(2) above, confirm or reject such supplement, amendment, or amendment and restatement; and

(b)

if made after the Separation Time, submit such supplement, amendment, or amendment and restatement to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Section 5.4(4) above, confirm or reject such supplement, amendment, or amendment and restatement.

A supplement, amendment, or amendment and restatement of the nature referred to in this Section 5.4(6) will be effective from the date of the resolution of the Board of Directors adopting such supplement, amendment, or amendment and restatement until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such supplement, amendment, or amendment and restatement is confirmed, it continues in effect in the form so confirmed. If such supplement, amendment, or amendment and restatement is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such supplement, amendment, or amendment and restatement will cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect will be effective until confirmed by the shareholders or holders of Rights, as the case may be.

Section 5.5	Fractional Rights and Fractional Common Shares.

(1)

The Corporation is not required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Any such fractional Right will be null and void and the Corporation has no obligation or liability in respect of such fractional Rights.

(2)

The Corporation is not required to issue fractions of Common Shares or other securities upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares or other securities. In lieu of issuing fractional Common Shares or other securities, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as provided in this Agreement, an amount in cash equal to the same fraction of the Market Price of one Common Share. The Rights Agent has no obligation to make any payments in lieu of fractional Common Shares unless the Corporation has provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(5).

Section 5.6	Rights of Action.

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights. Any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person (including, for greater certainty, an Acquiring Person) subject to, this Agreement.

Section 5.7	Notice of Proposed Actions.

If the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.8, a Notice of such proposed action specifying the date on which such liquidation, dissolution, winding up, or sale is to take place. The Corporation shall give such Notice at least twenty (20) Business Days prior to the date of taking of such proposed action.

Section 5.8	Notices.

Any notice, direction, demand or other communication (a “Notice”) given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by email) and addressed:

(a)	to the Corporation at:

Tembec Inc.
800 René-Lévesque Blvd. West
Bureau 1050
Montreal, Quebec H3B 1X9

	Attention:	Patrick LeBel

	Telephone:	(514) 871-1473
	Facsimile:	(514) 871-0137

with a copy to:

Stikeman Elliott
1155 René-Lévesque Blvd. West
40th Floor
Montreal, Quebec H3B 3V2

	Attention:	Pierre-Yves Leduc

	Telephone:	(514) 397-3696
	Facsimile:	(514) 397-3596

(b)	to the Rights Agent at:

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Québec
H3A 3S8

	Attention:	Eric Schmidt and Martine Gauthier

	Telephone:	(514) 982-7428 and (514) 982-7625
	Facsimile:	(514) 982-7580

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a party.

(2)

Any Notice given or made by the Corporation or the Rights Agent to or on the holder of any Rights will be sufficiently given or made if delivered or sent by personal delivery, courier or facsimile (but not by email), addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any Notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the Notice.

Section 5.9	Successors.

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent bind and enure to the benefit of their respective successors, legal representatives and permitted assigns.

Section 5.10	Benefits of this Agreement.

Nothing in this Agreement will be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement. This Agreement is for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

Section 5.11	Governing Law.

This Agreement and each Right issued under it will be deemed to be a contract made under the laws of the Province of Québec and for all purposes will be governed by, interpreted and construed in accordance with the laws of the province of Québec and the federal laws of Canada applicable therein.

Section 5.12	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 5.13	Effective Date.

This Agreement is effective and in full force and effect in accordance with its terms and conditions as of and from January 31, 2013 (the "Effective Date"), which is the date scheduled for the Corporation's annual and special meeting of shareholders. This Agreement and all outstanding Rights terminate and are void and of no further force and effect on and from the Expiration Time.

If this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares (subject to any additional requirements relating to such vote prescribed by a stock exchange on which the Voting Shares are then listed) who vote in respect of confirmation of this agreement at the Corporation's annual and special meeting of shareholders currently scheduled for January 31, 2013, or any adjournment of such meeting, then this Agreement and all outstanding Rights will terminate and will be void and of no further force and effect from the close of business (Montreal time) on the date of such shareholder meeting or adjournment of such meeting (if adjourned).

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by holders of Voting Shares (subject to any additional requirements relating to such vote prescribed by a stock exchange on which the Voting Shares are then listed) at the annual shareholder meeting of the Corporation to be held in 2013 and at every third annual meeting of the Corporation thereafter. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights will terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that termination will not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.13.

Section 5.14	Determinations and Actions by the Board of Directors.

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, in relation to or in connection with this Agreement, will not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

Section 5.15	Rights of Board, Corporation and Offeror.

Without limiting the generality of the foregoing, nothing in this Agreement will be construed to suggest or imply that the Board of Directors is not entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Voting Shares) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

Section 5.16	Regulatory Approvals.

This Agreement is subject in any jurisdiction to the receipt of any required prior or subsequent approval or consent from any governmental or regulatory authority in such jurisdiction including any securities regulatory authority or stock exchange.

Section 5.17	Declaration as to Non-Canadian and Non-U.S. Holders.

(1)

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event will the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction, other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

Section 5.18	Time of the Essence.

Time is of the essence in this Agreement.

Section 5.19	Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank. Signature page(s) follow.]

The parties have executed this Agreement.

TEMBEC INC.

By:	(s) Patrick LeBel
Authorized Signing Officer

By:	(s) Michel Dumas
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(s) Eric Schmidt
Authorized Signing Officer

By:	(s) Martine Gauthier
Authorized Signing Officer

SCHEDULE 2.2(3)

FORM OF RIGHTS CERTIFICATE

Certificate No. _____________	_____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(2) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR THEIR RESPECTIVE ASSOCIATES AND AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND THEIR RESPECTIVE TRANSFEREES WILL BECOME VOID WITHOUT ANY FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that _______________or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated December 13, 2012, as amended and restated from time to time (the "Rights Agreement"), between Tembec Inc., a corporation incorporated under the laws of Canada (the "Corporation"), and Computershare Trust Company of Canada, a company incorporated under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement) (or such earlier expiration time as is provided in the Rights Agreement), one fully paid and non-assessable Common Share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal offices in the City of Montreal. The Exercise Price will initially be $100.00 (Canadian) per Right and will be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced by this Rights Certificate may entitle the registered holder thereof to purchase or receive assets, debt securities or other equity securities of the Corporation (or a combination thereof) all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are incorporated by reference in and made a part of this Rights Certificate. Reference is made to the Rights Agreement for a full description of the rights, limitations of rights, obligations, duties and immunities of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are on file at the registered head office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate is exercised in part, the registered holder will be entitled to receive, upon surrender of this Rights Certificate, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced by this Rights Certificate.

No holder of this Rights Certificate, as such, is entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise of this Rights Certificate. Nothing contained in the Rights Agreement or in this Rights Certificate will be construed to confer upon the holder of this Rights Certificate any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any shareholder meeting, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise until the Rights evidenced by this Rights Certificate are exercised as provided in the Rights Agreement.

This Rights Certificate is not valid or obligatory for any purpose until it has been manually countersigned by the Rights Agent.

[Signature page follows]

WITNESS the facsimile signature of the proper officers of the Corporation.

Dated ●

TEMBEC INC.

By:
Authorized Signing Officer

By:
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

By:
Authorized Signing Officer

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:	[Name of corporation]

The undersigned hereby irrevocably elects to exercise __________whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

_______________________________
(NAME)

_______________________________
(ADDRESS)

_______________________________
(CITY AND STATE OR PROVINCE)

If such number of Rights is not all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights will be registered in the name of and delivered to:

_______________________________
(NAME)

_______________________________
(ADDRESS)

_______________________________
(CITY AND STATE OR PROVINCE)

     __________________________________________________________________
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER NUMBER

Dated ___________________________

Signature Guaranteed	_______________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by an - "Eligible Institution" i.e. a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada (IIROC), members of the National Association of Securities Dealers, or of banks and trust companies in the United States.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person, any Affiliate or Associate of such Acquiring Person or any Person acting jointly or in concert with the Acquiring Person, or with any Affiliate or Associate of the Acquiring Person, or any Affiliate or Associate of such Persons so acting jointly or in concert (each as defined in the Rights Agreement).

Signature

NOTICE

If the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person (each as defined in the Rights Agreement) and accordingly such Rights will be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such
holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED ______________________________________________hereby sells,

assigns and transfers to ______________________________________

_______________________________________________________
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest in such Rights and hereby irrevocably constitutes and appoints _____________________________as attorney to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated __________________________

Signature Guaranteed	_______________________________
Signature

(Signature must correspond to name as written on the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by an - "Eligible Institution" i.e., a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, Investment Industry Regulatory Organization of Canada (IIROC), members of the National Association of Securities Dealers, or banks and trust companies in the United States.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person, any Affiliate or Associate of such Acquiring Person or any Person acting jointly or in concert with the Acquiring Person, or with any Affiliate or Associate of the Acquiring Person, or any Affiliate or Associate of such Persons so acting jointly or in concert (each as defined in the Rights Agreement).

Signature

NOTICE

If the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person (each as defined in the Rights Agreement) and accordingly such Rights will be null and void.